EXHIBIT XVIII


                   [Richmont Capital Partners Letterhead]


                                                   February 7, 2001

Mr. James Schwindlein
The Special Committee of the Board of Directors
Marketing Specialist Corporation
17855 North Dallas Parkway
Suite 200
Dallas, TX 75287

Dear James:

As you are aware, Richmont Capital Partners I, L.P. ("RCPI") and certain investors have previously expressed their interest in acquiring the remaining outstanding shares of common stock of Marketing Specialist Corporation (the "Company") at a price per share which reflects an equivalent equity value of the Company of approximately $50.0 million. At the time of RCPI's initial indication of interest last June, this represented a valuation of approximately $2.50 per share.

RCPI would again like to affirm its interest in offering to acquire all the outstanding shares of Company common stock that it does not already own. However, due to the increase in the number of Company shares outstanding from 20.7 million when our initial interest was indicated in June 2000 to approximately 39.9 million today as a result of certain equity infusions by RCPI, our proposal now reflects an adjusted price per share of $1.25. This per share price still reflects an equity value of the Company of approximately $50 million, which is the same equity value upon which RCPI's original proposal was based.

Our valuation assumes conversion of all the preferred stock currently held by RCPI into common stock at $1.46 per share. As you may recall, the terms of the preferred stock provide for conversion into common stock at a price equal to the greater of (x) $1.46 per share or (y) if a tender offer for the Company's outstanding common stock is commenced before April 30, 2001, at the price per share of common stock paid in such tender offer. Exhibit A to this letter sets forth in further detail the manner in which the $1.25 price per share was calculated.

Nothing in this letter shall be binding on any of the parties hereto until the execution of a definitive agreement on terms satisfactory to all the parties thereto. We reserve the right to withdraw or modify this proposal at any time.

We look forward to meeting with the Special Committee and its financial advisors as soon as possible to explain our proposal in more detail and address any questions that the Special Committee may have.


Sincerely,


/s/ Nick G. Bouras
Nick G. Bouras